[S&K LETTERHEAD]



                                                                 August 23, 2007

United States
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E
Washington, D.C. 20549

Attention:     Linda Cvrkel


Re:    Nordic American Tanker Shipping Ltd.
       Form 20-F for the year ended December 31, 2006
       Filed June 29, 2007
       File No. 1-13944


Dear Ms. Cvrkel,

We represent Nordic American Tanker Shipping Limited (the "Company"). By letter dated August 9, 2007, the Staff of the Securities and Exchange Commission (the "Staff") provided comments to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

The Company's responses, together with the Staff's comments, are set forth below.

1.  Statements of Shareholders' Equity

We note from the disclosures in the Company's statements of shareholders' equity for 2004 and 2005 that the Company recognized compensation expense of $9.2 million and $3.6 million during 2004 and 2005 in connection with the issuance of restricted shares. We also note from the disclosure provided in Note 2 that this expense related to shares issued to the Manager, Scandic American Shipping Ltd. Please tell us and explain in notes to your financial statements how you calculated or determined the amount of expense recognized in connection with the issuance of restricted shares to the Manager during all periods presented in the Company's financial statements. Please note that Note 7 to the Company's financial statements currently only disclose the amount of expense recognized during fiscal 2006.

As the Staff has pointed out, the Company issued restricted shares to Scandic American Shipping Ltd. ("Scandic") under the Management Agreement dated June 30, 2004, as amended. Restricted shares were issued during each of the respective years ended December 31, 2004, 2005 and 2006. The restricted shares issued to Scandic, a non-employee, are fully vested on the grant date and are not attached to future performance under the Management Agreement. The Company accounted for these shares in accordance with EITF Issue No. 00-18, "Accounting for Certain Transactions Involving Equity Instruments Granted to Other Than Employees", which states that the measurement date for an award that is nonforfeitable and that vests immediately should be the date the award is issued, even though services have not yet been performed. Accordingly the compensation expense for each of the respective issuances was measured at fair value on the date the award was issued, or the grant date, and expensed immediately as performance was deemed to be complete. The fair value was determined using the stated par value, the number of shares issued, and the average fair value, or Company's stock price on the date of grant.

Note 7 to the Company's financial statements specifically disclosed the par value, number of shares issued, average stock price, and the applicable compensation expense for the year ended December 31, 2006. The Company advises the Staff that Note 12 to the Company's financial statements discloses that in the year ended December 31, 2006 the Company had two public offerings. The number of shares issued and the average stock price as disclosed in Note 7, are the total shares issued related to both offerings and the average stock price is the weighted average of the stock price at the two grant dates, respectively. The Company acknowledges that this information has not been explicitly disclosed for the years ended December 31, 2004 and 2005, respectively. The Company undertakes to include this information within the body of the Form 20-F in future filings.

The Company supplementally advises the Staff that the amount of expense recognized during fiscal 2004 and 2005, as well as 2006, is disclosed in Note 5 to the Company's financials statements. The Company further advises that Note 2 to the Company's financial statements discloses the expense recognized during fiscal year 2004, 2005 and 2006, as well as the classification as general and administrative expense. The Company recognizes the usefulness of this information and undertakes to improve with more centralized disclosure in future filings.

2.  Business and Summary of Significant Accounting Policies

In your revenue recognition policy, you state that voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. This policy is appropriate under the guidance of EITF 91-9 for revenues, but not for expenses. Please note that pursuant to the guidance in EITF 91-9, voyage expenses should be expensed as incurred. Please revise your financial statements to recognize voyage expenses as incurred or explain in detail why you do not believe this is required.

The Company respectfully advises the Staff that all revenues and expenses from voyage charters are recognized on a percentage of completion method. The Company utilizes a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognizes revenue rateably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port expenses, canal tolls, agency fees and commissions. The bunker fuel expenses and commissions are incurred evenly for the duration of the voyage. Port expenses, canal tolls and agency fees are incurred at the load port and at the discharge port. The impact of recognizing voyage expenses rateably over the length of each voyage is not materially different on a quarterly and annual basis from recognizing such costs as incurred.

The Company performed an analysis and concluded that it has recorded an excess of approximately $30,000 and $105,000 in port expenses for the year ended December 31, 2006 and 2005, respectively, as compared to the method set forth under EITF 91-9. The Company advises the Staff that there was no impact for the year ended December 31, 2004. The vessels owned by us during 2004 were all employed under bare boat or long term charters, for which the Company was not responsible for voyage expenses.

The Company performed a SAB 99 analysis and concluded that the impact of this excess expense on its financial statements as of and for the years ended December 31, 2006 and 2005, in the light of surrounding circumstances and considering both quantitative and qualitative factors, is immaterial. The impact of the potential misstatement to the financial statements as of and for the years ended December 31, 2006 and 2005 are less than 0.04% and 0.2% respectively of net profit and shareholders' equity. As stated above, there was no impact for the year ended December 31, 2004.

In response to this comment, the Company will continue to monitor the materiality and impact of its applied policy as compared to the method set forth under EITF 91-9. Furthermore, the Company undertakes to expand its disclosure in future filings.


3.  Note 7. Share-Based Compensation

We note from the disclosure provided in Note 7 that compensation cost related to stock options and restricted shares issued to employees is based on the fair value of the stock options or restricted shares at the grant date while the expense related to stock options and restricted shares issued to non-employees is measured at fair value at the balance sheet date. Please tell us and explain in the notes to your financial statements why you are recognizing the expense associated with non- employee stock-options and restricted shares as of each balance sheet date rather than on the basis of the fair value of options or restricted shares at the date of grant. As part of your response, please explain why you believe the treatment used is appropriate and in accordance with the guidance in SFAS No.123R, EITF 96-18 or other relevant technical accounting literature. We may have further comment upon receipt of your response.

The Company measures compensation expense for its non-employee stock options and non-employee restricted shares, granted under the 2004 Stock Incentive Plan, in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The restricted shares granted under the 2004 Stock Incentive Plan does not include the non-employee restricted shares issued to Scandic American, which were measured at the grant date and further discussed in the Company's response to Comment #1 above. The fair value of the option issued is used to measure the transaction, as it is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The counterparty's performance had not yet been completed, and a performance commitment has not yet been achieved (as there is not a sufficiently large incentive for non-performance by the non-employee), and therefore a measurement date has not yet occurred as defined by Issue 1 of EITF 96-18. As such, the options should be accounted for as variable under Issue 3 of EITF 96-18.

Issue 3 of EITF 96-18 states in part:

     "The Task Force reached a consensus that when it is appropriate under generally accepted accounting principles for the issuer to recognize any cost of the transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods the equity instruments should be measured at their then-current fair values at each of those interim financial reporting dates. Changes in those fair values between those interim reporting dates should be attributed in accordance with the methods illustrated in Interpretation 28."

In response to the Staff's comment, the Company undertakes to enhance the disclosure in the notes to the financial statements on a prospective basis.


4.  Note 7

Also, please revise Note 7 to disclose the activity with regards to your stock options during each period presented in your financial statements. Refer to the disclosure requirements outlined in paragraph 47 of SFAS No.123 and A240 of SFAS No.123R. Also, please ensure that your financial statements include all of the disclosures required by paragraph A240 of SFAS No. 123R, as applicable.


The Company respectively advises that Staff that certain disclosures requirements as outlined in paragraph A240 SFAS No. 123R were not set forth in
Note 7 to the Company's financial statements as they were not applicable to the Company. Specifically, there were no employee or non-employee options granted during 2004, and therefore a description of the method and significant assumptions utilized to estimate fair value, the weighted-average grant date fair value of options granted during the year and the cash flow effects resulting from share-based payment arrangements were not required. Additionally, taxes are not imposed on the Company and therefore a disclosure regarding the total recognized tax benefit for each year for which an income statement is presented is deemed unnecessary. Further, there have been no exercise nor any payments related to the options in 2005 and 2006, and therefore no related cash flow effects. The Company supplementally advises the Staff that the non-cash effect of the share based compensation expense is separately disclosed in the Statement of Cash Flows. Lastly, there has been no significant modification for any of the years for which an income statement is presented.

For all remaining disclosures, the Company undertakes to revise future filings to include all of the disclosures for all of the periods required by A240 - A242 of SFAS 123(R), including, without limitation, (i) the weighted-average grant date fair value of options granted during the year ended December 31, 2005 and
(ii) the total fair value of shares vested during the year 2006. The Company advises the Staff that it believes that the information is implicitly disclosed as the weighted average fair value and total number of shares vested during the year is included in Note 7; however, the Company undertakes to enhance the disclosure in response to this comment.


5.  Other

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Christine Westbrook of this office at (212) 574-1371, with any questions or comments.

                                                  Very truly yours,

                                                  SEWARD & KISSEL LLP

                                                  /s/ Seward & Kissel LLP
                                                  -----------------------

                                                  By:  Gary J. Wolfe
cc: Herbjorn Hannson
    Chief Executive Officer
    Nordic American Tanker Shipping Limited

    Ingebret Hisdal
    Partner, Deloitte AS



SK 01318 0002 805148